FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of February, 2003

                          GRANITE MORTGAGES 02-2 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                       35 New Bridge Street, 4th Floor,
                         Blackfriars, London EC4V 6BW,
                                    England
                   (Address of principal executive offices)




         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.........

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........


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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                 GRANITE MORTGAGES 02-2 PLC


                                 By:    /s/ Clive Rakestrow
                                        --------------------
                                 Name:  L.D.C. Securitisation Director No. 1
                                 Limited by its authorized person Clive
                                 Rakestrow for and on its behalf
                                 Title: Director
Date: 27 March 2003

                                 GRANITE FINANCE FUNDING LIMITED


                                 By:    /s/ Nigel Charles Bradley
                                        -------------------------
                                 Name:  Nigel Charles Bradley
                                 Title: Director
Date: 27 March 2003

                                 GRANITE FINANCE TRUSTEES LIMITED


                                 By:    /s/ Richard Gough
                                        -----------------
                                 Name:  Richard Gough
                                 Title: Director
Date: 27 March 2003


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INVESTORS' MONTHLY REPORT
GRANITE MORTGAGES 02-2 PLC
Monthly Report re: Granite Mortgages 02-2 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited
Period 1 February 2003 - 28 February 2003

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

Number of Mortgage Loans in Pool                           153,716

Current Balance                                   (pound)10,458,964,043

Last Months Closing Trust Assets                  (pound)11,018,446,055

Funding share                                     (pound)9,791,807,085

Funding Share Percentage                                    93.62%

Seller Share                                       (pound)667,156,958

Seller Share Percentage                                     6.38%

Minimum Seller Share (Amount)                      (pound)246,357,534

Minimum Seller Share (% of Total)                           2.36%


Arrears Analysis of Non Repossessed Mortgage Loans

                          Number          Principal (pound)      Arrears (pound)           By Principal (%)

< 1 Month                152,089             10,363,852,848            0                        99.09%

> = 1 < 3 Months          1,411              83,670,976             866,746                     0.80%

> = 3 < 6 Months           172               9,499,645              267,751                     0.09%

> = 6 < 9 Months           29                1,428,611               65,520                     0.01%

> = 9 < 12 Months          13                 476,929                28,826                     0.00%

> = 12 Months               2                 35,034                 15,552                     0.00%

Total                    153,716             10,458,964,043        1,244,395                   100.00%



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Properties in Possession

                          Number         Principal (pound)      Arrears (pound)

Total (since inception)     22               1,136,997               49,131

Properties in Possession                                               16

Number Brought Forward                                                 13

Repossessed                                                            0

Sold                                                                   6

Number Carried Forward                                                 0

Average Time from Possession to Sale (days)                           120

Average Arrears at Sale                                        (pound)1,405

MIG Claims Submitted                                                   2

MIG Claims Outstanding                                                 0

Average Time from Claim to Payment                                     69

Note: The arrears analysis and repossession information is at close of business for the report month



Substitution

                                              Number             Principal (pound)

Substituted this period                          0                   (pound)0

Substituted to date (since 26 March 2001)     188,844            (pound)12,947,565,668



CPR Analysis

                                              Monthly              Annualised

Current Month CPR Rate                         5.35%                 48.30%

Previous Month CPR Rate                        4.08%                 37.28%



Weighted Average Seasoning (by value) Months                         24.74

Weighted Average Remaining Term (by value) Years                     19.94

Average Loan Size                                             (pound)68,041

Weighted Average LTV (by value)                                      76.30%



Product Breakdown

Fixed Rate (by balance)                                              36.17%

Together (by balance)                                                31.02%

Capped (by balance)                                                  4.25%

Variable (by balance)                                                28.49%

Tracker (by balance)                                                 0.08%

Total                                                                100.0%


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

Geographic Analysis

                          Number             % of Total          Value (pound)           % of Total

East Anglia               3,874                2.52%              263,565,894              2.52%

East Midlands             13,143               8.55%              784,422,303              7.50%

Greater London            17,693              11.51%             1,874,246,357             17.92%

North                     22,918              14.91%             1,108,650,189             10.60%

North West                22,566              14.68%             1,262,396,960             12.07%

South East                24,180              15.73%             2,167,097,350             20.72%

South West                11,498               7.48%              833,579,434              7.97%

Wales                     7,408                4.82%              406,853,701              3.89%

West Midlands             11,575               7.53%              734,219,276              7.02%

Yorkshire                 18,861              12.27%             1,023,932,580             9.79%

Total                    153,716               100%              10,458,964,043             100%



LTV Levels Breakdown

                                              Number               Value (pound)         % of Total

< 10%                                          2,492               11,504,860               0.11%

> = 10% < 20%                                  1,873               69,029,163               0.66%

> = 20% < 30%                                  3,795              184,077,767               1.76%

> = 30% < 40%                                  6,026              367,109,638               3.51%

> = 40% < 50%                                  8,096              568,967,644               5.44%

> = 50% < 60%                                 10,773              825,212,263               7.89%

> = 60% < 70%                                 13,484             1,083,548,675              10.36%

> = 70% < 80%                                 21,956             1,664,021,179              15.91%

> = 80% < 90%                                 38,575             2,707,825,791              25.89%

> = 90% < 95%                                 34,759             2,316,660,536              22.15%

> = 95% < 100%                                11,834              658,914,735               6.30%

> = 100%                                        53                 2,091,793                0.02%

Total                                         153,716            10,458,964,043             100.0%



NR Current Existing Borrowers' SVR                                   5.69%

Effective Date of Change                                          1 March 2003


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

Notes      Granite Mortgages 02-2 plc

                       Outstanding            Rating             Reference Rate          Margin
                                          Moodys/S&P/Fitch

Series 1

A1                     $480,000,000           Aaa/AAA/AAA             1.48%               0.11%

A2                   $1,150,000,000           Aaa/AAA/AAA             1.55%               0.18%

B                      $60,000,000             Aa3/AA/AA              1.74%               0.37%

C                      $88,000,000            Baa2/BBB/BBB            2.62%               1.25%

Series 2

A                  (euro)1,100,000,000         Aaa/AAA/AAA            3.02%               0.19%

B                    (euro)41,000,000           Aa3/AA/AA             3.20%               0.37%

C                    (euro)53,000,000          Baa2/BBB/BBB           4.08%               1.25%

Series 3

A                    (pound)665,000,000         Aaa/AAA/AAA            4.16%              0.19%

B                    (pound)25,000,000           Aa3/AA/AA             4.34%              0.37%

C                    (pound)33,000,000          Baa2/BBB/BBB           5.22%              1.25%



Credit Enhancement

                                                                                          % of Funding Share

Class B Notes ((pound)Equivalent)                            (pound)90,075,869                  0.92%

Class C Notes ((pound)Equivalent)                           (pound)123,900,819                  1.27%



Granite Mortgages 02-2 Reserve Fund Requirement             (pound)39,000,000                   0.40%

Balance Brought Forward                                     (pound)34,965,972                   0.36%

Drawings this Period                                             (pound)0                       0.00%

Reserve Fund Top-up this Period*                                 (pound)0                       0.00%

Excess Spread                                                    (pound)0                       0.00%

Current Balance                                             (pound)34,965,972                   0.36%



Funding Reserve Balance                                     (pound)15,750,058                   0.16%

Funding Reserve %                                                     0.5%                        NA
*Top-ups only occur at the end of each quarter.